UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: July 1, 2014
	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

VimpelCom appoints Rene Schuster as Group Chief Operating Officer

Amsterdam (July 1, 2014)—VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today announces that Rene Schuster has been appointed as Group Chief Operating Officer, with effect from today. Rene Schuster will assume direct responsibility for the operational and financial performance of the Business Units.

Jo Lunder, VimpelCom CEO, said: “I am delighted to announce the appointment of Rene Schuster as the Chief Operating Officer of VimpelCom. Rene has an exceptional track record of achievement in telecoms and technology businesses, and we are fortunate that he will be joining us to lead our Business Units through the next phase in the development of VimpelCom.”

Rene Schuster was previously Chief Executive Officer of Telefonica Deutschland. Under his leadership, the Company delivered consistent organic and market share growth. Prior to joining Telefonica Deutschland, Rene was Chief Executive Officer of the UK and Irish operations of Adecco, the recruitment and managed service business, which he joined from Vodafone Group where he was the Global Marketing Director. Rene has held a number of other senior positions with companies including Hewlett Packard, Compaq, KPMG, IBM and General Electric.

Rene Schuster commented: “VimpelCom operates in many markets where there are exciting opportunities to develop the business. I am very pleased to be joining the Group as we continue to develop new and innovative services for our customers and I am looking forward to working with my new colleagues.”

Rene succeeds Jan Edvard Thygesen who has decided to retire at the conclusion of his contract in December 2014. Jan Edvard will focus on certain designated strategic projects in his remaining period of time with VimpelCom.

Jo Lunder added: “Jan Edvard has been a very important member of our management team, who has made a huge contribution to this Company and we will miss the benefit of his extensive experience and advice. He has been a prominent figure in the development of the telecommunications industry during a period of enormous changes, and we wish him well in his future plans.”

Yogesh Malik (Group Chief Technology Officer), Mikhail Gerchuk (Group Chief Commercial Officer) and Romano Righetti (Group Chief Regulatory Officer) will now report directly to Jo Lunder.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 754 million people. As of March 31, 2014 VimpelCom had 218 million mobile customers. VimpelCom Ltd. is headquartered in Amsterdam, the Netherlands, and listed as ADS on the NASDAQ Global Stock Market under the symbol “VIP”. For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)